FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

As of 4/25/2012

Ternium S.A.

(Translation of Registrant’s name into English)

Ternium S.A.

29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Pablo Brizzo	By:	/s/ Daniel Novegil
Name:	Pablo Brizzio	Name:	Daniel Novegil
Title:	Chief Financial Officer	Title:	Chief Executive Officer

Dated: April 25, 2012

TERNIUM S.A.

Consolidated Condensed Interim

Financial Statements as of March 31, 2012

and for the three-month periods

ended on March 31, 2012 and 2011

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

(All amounts in USD thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended March 31,
	Notes	2012	2011
		(Unaudited)
Net sales	6	2,181,931	2,134,626
Cost of sales	6 & 7	(1,712,302)	(1,669,118)

Gross profit	6	469,629	465,508

Selling, general and administrative expenses	6 & 8	(189,800)	(187,655)
Other operating income, net	6	3,358	8,111

Operating income	6	283,187	285,964

Interest expense		(36,915)	(15,386)
Interest income		6,703	6,607
Interest income – Sidor financial asset	15	2,108	3,792
Other financial income, net	9	12,201	69,689

Equity in earnings of non-consolidated companies		1,423	3,720

Income before income tax expense		268,707	354,386

Income tax expense		(78,214)	(111,231)

Profit for the period		190,493	243,155

Profit for the period attributable to:
Equity holders of the Company		159,583	204,690
Non-controlling interest		30,910	38,465

Profit for the period		190,493	243,155

Weighted average number of shares outstanding		1,963,076,776	1,984,373,072

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in USD per share)		0.08	0.10

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended March 31,
	2012	2011
	(Unaudited)
Profit for the period	190,493	243,155

Other comprehensive income:
Currency translation adjustment	(8,661)	44,885
Changes in the fair value of derivatives classified as cash flow hedges	12,395	6,265
Income tax relating to cash flow hedges	(1,260)	(1,880)
Other comprehensive income from participation in non-consolidated companies:
Currency translation adjustment	(47,365)	—
Changes in the fair value of derivatives classified as cash flow hedges	2,493	—
Others	(678)	—

Other comprehensive (loss) income for the period, net of tax	(43,076)	49,270

Total comprehensive income for the period	147,417	292,425

Attributable to:
Equity holders of the Company	125,598	256,362
Non-controlling interest	21,819	36,063

Total comprehensive income for the period	147,417	292,425

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Financial Position

		BALANCES AS OF
	Notes	March 31, 2012		December 31, 2011
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	10	4,042,474		3,969,187
Intangible assets, net	11	974,444		977,711
Investments in non-consolidated companies	12	2,301,909		94,875
Other investments		10,612		14,087
Deferred tax assets		9,066		8,101
Receivables, net		111,437		124,201
Trade receivables, net		7,049	7,456,991	7,526	5,195,688

Current assets
Receivables		88,715		91,516
Derivative financial instruments		11,954		50
Inventories, net		2,154,789		2,123,516
Trade receivables, net		804,997		745,904
Sidor financial asset	15	138,403		136,294
Other investments		206,785		281,676
Cash and cash equivalents		646,473	4,052,116	2,158,044	5,537,000

Non-current assets classified as held for sale			10,354		10,373

			4,062,470		5,547,373

Total assets			11,519,461		10,743,062

EQUITY
Capital and reserves attributable to the company’s equity holders			5,881,970		5,756,372
Non-controlling interest			1,121,346		1,084,827

Total equity			7,003,316		6,841,199

LIABILITIES
Non-current liabilities
Provisions		15,912		15,340
Deferred income tax		698,857		740,576
Other liabilities		220,509		196,974
Trade payables		20,345		21,096
Borrowings		1,539,488	2,495,111	948,495	1,922,481

Current liabilities
Current tax liabilities		153,846		106,625
Other liabilities		134,258		112,922
Trade payables		721,170		682,292
Derivative financial instruments		8,869		29,902
Borrowings		1,002,891	2,021,034	1,047,641	1,979,382

Total liabilities			4,516,145		3,901,863

Total equity and liabilities			11,519,461		10,743,062

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity
Balance at January 1, 2012	2,004,743	(150,000)	(23,295)	1,542,040	(2,324,866)	(864,353)	5,572,103	5,756,372	1,084,827	6,841,199
Profit for the period							159,583	159,583	30,910	190,493
Other comprehensive income (loss) for the period
Currency translation adjustment						(45,847)		(45,847)	(10,179)	(56,026)
Cash flow hedges, net of tax				12,471				12,471	1,157	13,628
Others				(609)				(609)	(69)	(678)

Total comprehensive income for the period	—	—	—	11,862	—	(45,847)	159,583	125,598	21,819	147,417
Contributions from non-controlling shareholders in consolidated subsidiaries (5)								—	14,700	14,700

Balance at March 31, 2012	2,004,743	(150,000)	(23,295)	1,553,902	(2,324,866)	(910,200)	5,731,686	5,881,970	1,121,346	7,003,316

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 14 (iii).

(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2012, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)	Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (1.3) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5)	Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 14 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares(3)	Initial public offering expenses	Reserves (4)	Capital stock issue discount (5)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity
Balance at January 1, 2011	2,004,743	—	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101
Profit for the period							204,690	204,690	38,465	243,155
Other comprehensive income (loss) for the period
Currency translation adjustment						47,782		47,782	(2,897)	44,885
Cash flow hedges, net of tax				3,890				3,890	495	4,385

Total comprehensive income for the period	—	—	—	3,890	—	47,782	204,690	256,362	36,063	292,425
Repurchase of own shares to Usiminas (3)		(150,000)						(150,000)		(150,000)
Contributions from non-controlling shareholders in consolidated subsidiaries (6)								—	19,600	19,600

Balance at March 31, 2011 (Unaudited)	2,004,743	(150,000)	(23,295)	1,639,016	(2,324,866)	(469,650)	5,311,154	5,987,102	1,191,024	7,178,126

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 14 (iii).

(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.
(3)	See note 16.

(4)	Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (18.5) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(5)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(6)	Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 14 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Three-month period ended March 31,
	Notes	2012	2011
		(Unaudited)
Cash flows from operating activities
Profit for the period		190,493	243,155
Adjustments for:
Depreciation and amortization	10 & 11	88,774	100,261
Income tax accruals less payments		29,892	54,066
Equity in earnings of non-consolidated companies		(1,423)	(3,720)
Interest accruals less payments		7,571	(6,438)
Changes in provisions		915	4,890
Changes in working capital		(40,727)	(55,231)
Interest income – Sidor financial asset	15	(2,108)	(3,792)
Net foreign exchange results and others		13,624	(90,934)

Net cash provided by operating activities		287,011	242,257

Cash flows from investing activities
Capital expenditures	10 & 11	(176,256)	(103,637)
Acquisition of business—Purchase consideration	5	(2,243,610)	—
Decrease in other investments		78,366	55,792
Proceeds from the sale of property, plant and equipment		464	305
Proceeds from Sidor financial asset	15	—	38,233

Net cash used in investing activities		(2,341,036)	(9,307)

Cash flows from financing activities
Contributions from non-controlling shareholders in consolidated subsidiaries		14,700	19,600
Repurchase of treasury shares	16	—	(150,000)
Proceeds from borrowings		807,219	87,147
Repayments of borrowings		(278,411)	(256,520)

Net cash provided by (used in) financing activities		543,508	(299,773)

Decrease in cash and cash equivalents		(1,510,517)	(66,824)

Movement in cash and cash equivalents
At January 1,		2,158,044	1,779,295
Effect of exchange rate changes		(1,054)	1,124
Decrease in cash and cash equivalents		(1,510,517)	(66,823)

Cash and cash equivalents at March 31, (1)		646,473	1,713,596

(1)	It includes restricted cash of USD 107 and USD 1,843 as of March 31, 2012 and 2011, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 206,785 as of March 31, 2012.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

Notes to the Financial Statements

1.	GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2012, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006. On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

1.	GENERAL INFORMATION AND BASIS OF PRESENTATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2011 and 2010, this special tax reserve amounted to USD 7.7 billion and USD 7.9 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2011.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. See note 3.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains and losses that are included in the consolidated condensed interim income statement under “Other financial income (expenses), net”.

These Consolidated Condensed Interim Financial Statements have been approved for issue by the Board of Directors of Ternium on April 25, 2012.

2.	ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and adopted by the European Union. Recently issued accounting pronouncements were applied by the Company as from their respective dates.

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2011, except for the changes described below.

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Company has early-adopted the following standards, together with the consequential amendments to other IFRS, for the year ended December 31, 2012:

•

IFRS 10, “Consolidated financial statements”: IFRS 10 was issued in May 2011 and replaces all the guidance on control and consolidation in IAS 27, “Consolidated and separate financial statements”, and SIC-12, “Consolidation – special purpose entities”. Full retrospective application is required in accordance with the transition provisions of the standard, unless impracticable, in which case the Company applies it from the earliest practicable date.

•	IFRS 11, “Joint arrangements”: IFRS 11 was issued in May 2011 and replaces all the guidance on joint arrangements and associates included in IAS 31, “Interests in joint ventures”.

•

IFRS 12, “Disclosure of interests in other entities”: IFRS 12 was issued in May 2011, and provides disclosure requirements on interests in subsidiaries, associates, joint arrangements, and unconsolidated structured entities.

•

IAS 27, “Separate financial statements”: IAS 27 was amended in May 2011 following the issuance of IFRS 10. The revised IAS 27 deals only with the accounting for subsidiaries, associates and joint arrangements in the separate financial statements of the parent company.

The Company has applied the above standards retrospectively. The above standards did not result in significant changes to the Company’s financial statements as at the date of the early adoption. Investments in joint ventures are shown together with investments in associates under the caption “Investments in non-consolidated companies”. The main change is the deconsolidation of Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V., that was proportionately consolidated until December 31, 2011.

As a consequence of this early adoption effective as from January 1, 2012, the following note should replace note 4 (a)(1) paragraph 1 and 4 (a)(2) as included in the audited Consolidated Financial Statements for the year ended December 31, 2011:

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

(2) Joint ventures

Prior to January 1, 2012, the Company reported its interests in jointly controlled entities using proportionate consolidation. The Company’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities were combined on a line-by-line basis with similar items in the Company’s financial statements. Where the Company transacts with its jointly controlled entities, unrealized profits and losses were eliminated to the extent of the Company’s interest in the joint venture.

The Company has applied the new policy for interests in joint ventures occurring on or after January 1, 2010, in accordance with the transition provisions of IFRS 11. The Company recognizes its investment in joint ventures at the beginning of the earliest period presented (January 1, 2010), as the total of the carrying amounts of the assets and liabilities previously proportionately consolidated by the Company. This is the deemed cost of the Company’s investments in joint ventures for applying equity accounting.

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in other comprehensive income in the income statement.

4.	CHANGE IN FUNCTIONAL CURRENCY OF MEXICAN SUBSIDIARIES

Due to changes in the primary economic environment in which its Mexican subsidiaries operate and in accordance with International Financial Reporting Standards, the Company performed a functional currency review and concluded that the functional currency of its Mexican subsidiaries should change prospectively to the U.S. dollar, effective as of January 1, 2012. The main indicators of such change in economic environment are: an increase of revenues determined and denominated in U.S. dollars (which is expected to continue increasing); the elimination of Mexican import duties on steel products effective 2012; an increase in the weight of raw material costs with U.S. dollar-denominated prices; and a determination that capital expenditures in Mexico (which are made to increase supply capabilities in connection with growing automobile exports to the U.S. market) are mainly incurred in U.S. dollars.

5.	ACQUISITION OF PARTICIPATION IN USIMINAS

On November 27, 2011, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l., together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a majority-owned Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), entered into share purchase agreements with Camargo Corrêa, Votorantim and Caixa dos Empregados da Usiminas (Usiminas employee pension fund, or CEU) for the acquisition of 139.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), representing 27.7% (out of which 22.7% corresponds to Ternium) of Usiminas’ voting capital, at a price of BRL 36.0 (approximately USD 19.0) per ordinary share.

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

5.	ACQUISITION OF PARTICIPATION IN USIMINAS (continued)

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar, Prosid and TenarisConfab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3% (out of which 35.6% corresponds to Ternium), and CEU 10.6%. The rights of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

With strategically located facilities near the main consumers of steel in Brazil and iron ore mines in the Serra Azul region, Usiminas is organized under four main business units: Mining, Steel, Steel Processing and Capital Goods.

Usiminas contributed a net loss of USD 4 million in the period from January 16, 2012 to March 31, 2012. The Company’s participation in Usiminas’ results is 11.32%, while the participation in ordinary shares is 22.71%.

On April 23, 2012, Usiminas published its interim accounts as of and for the three-months ended March 31, 2012, which state that revenues, post-tax losses from continuing operations and net assets amounted to USD 1,631 million, USD 21 million and USD 9,462 million, respectively.

As of the date of issuance of these consolidated condensed interim financial statements, the Company has not yet completed its purchase price allocation procedures, and has therefore recorded its participation thereon based on its purchase price, together with its share of the results of Usiminas for the period since the acquisition date. Once the Company’s purchase price allocation has been completed, certain modifications to the value attributed to the assets and liabilities acquired may be required.

Ternium Investments and Siderar financed their BRL 4.1 billion share (approximately USD 2.2 billion) with cash on hand and, in the case of Ternium Investments, a USD 700 million syndicated term loan.

Ternium Investments made several borrowings in an aggregate principal amount of USD 700 million under a loan facility (the “Ternium Facility”) with a syndicate of banks led by Credit Agricole Corporate and Investment Bank as administrative agent, the proceeds of which were primarily used to finance the above acquisition of participation. Ternium Investments’ loans under the Ternium Facility are to be repaid in nine consecutive and equal semi-annual installments commencing on January 2013.

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

5.	ACQUISITION OF PARTICIPATION IN USIMINAS (continued)

This facility contains covenants customary for transactions of this type, including limitations to additional debt; limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and minimum cash requirements). There are no limitations to the payment of dividends or capital expenditures under the facility, except in case of non compliance of the above mentioned covenants.

6.	SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

For management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.

The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.

The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.

	Three-month period ended March 31, 2012 (Unaudited)
	Flat steel products	Long steel products	Other	Total
Net sales	1,833,746	343,683	4,502	2,181,931
Cost of sales	(1,458,869)	(248,991)	(4,442)	(1,712,302)

Gross profit	374,877	94,692	60	469,629
Selling, general and administrative expenses	(161,237)	(27,156)	(1,407)	(189,800)
Other operating income (expenses), net	2,482	921	(45)	3,358

Operating income (loss)	216,122	68,457	(1,392)	283,187

Depreciation—PP&E	68,008	6,711	279	74,998

	Three-month period ended March 31, 2011 (Unaudited)
	Flat steel products	Long steel products	Other	Total
Net sales	1,848,344	254,199	32,083	2,134,626
Cost of sales	(1,471,465)	(184,673)	(12,980)	(1,669,118)

Gross profit	376,879	69,526	19,103	465,508
Selling, general and administrative expenses	(163,725)	(20,143)	(3,787)	(187,655)
Other operating income, net	6,107	1,766	238	8,111

Operating income	219,261	51,149	15,554	285,964

Depreciation—PP&E	76,071	6,061	390	82,522

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

6.	SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States and Mexico. The South and Central American area comprises principally Argentina, Colombia, Paraguay, Guatemala, Costa Rica, Uruguay, Dominican Republic and Honduras.

	Three-month period ended March 31, 2012 (Unaudited)
	South and Central America	North America	Europe and other	Total
Net sales	898,065	1,281,931	1,935	2,181,931

Depreciation - PP&E	32,788	42,177	33	74,998

	Three-month period ended March 31, 2011 (Unaudited)
	South and Central America	North America	Europe and other	Total
Net sales	896,300	1,206,383	31,943	2,134,626

Depreciation - PP&E	35,083	47,434	5	82,522

7.	COST OF SALES

	Three-month period ended March 31,
	2012	2011
	(Unaudited)
Inventories at the beginning of the year	2,123,516	1,943,115
Translation differences	(14,336)	25,004
Plus: Charges for the period
Raw materials and consumables used and other movements	1,379,307	1,382,111
Services and fees	60,861	54,588
Labor cost	140,938	134,013
Depreciation of property, plant and equipment	71,398	79,066
Amortization of intangible assets	3,690	4,330
Maintenance expenses	86,731	77,359
Office expenses	1,907	2,041
Freight and transportation	14,715	11,893
Insurance	1,574	1,359
Charge (Recovery) of obsolescence allowance	1,925	(2,398)
Recovery from sales of scrap and by-products	(9,742)	(9,900)
Others	4,607	7,882

Less: Inventories at the end of the period	(2,154,789)	(2,041,345)

Cost of Sales	1,712,302	1,669,118

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

8.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three-month period ended March 31,
	2012	2011
	(Unaudited)
Services and fees	22,049	15,872
Labor cost	49,065	42,138
Depreciation of property plant and equipment	3,600	3,456
Amortization of intangible assets	10,086	13,409
Maintenance and expenses	1,532	3,742
Taxes	26,880	29,891
Office expenses	10,242	7,243
Freight and transportation	62,092	65,650
Increase of allowance for doubtful accounts	509	683
Others	3,745	5,571

Selling, general and administrative expenses	189,800	187,655

9.	OTHER FINANCIAL INCOME, NET

	Three-month period ended March 31,
	2012	2011
	(Unaudited)
Net foreign exchange (loss) gain	(723)	70,388
Change in fair value of financial instruments	16,846	1,795
Debt issue costs	(1,549)	(1,186)
Others	(2,373)	(1,308)

Other financial income, net	12,201	69,689

10.	PROPERTY, PLANT AND EQUIPMENT, NET

	Three-month period ended March 31,
	2012	2011
	(Unaudited)
At the beginning of the year	3,969,187	4,203,685

Currency translation differences	(16,811)	65,716
Additions	165,632	92,956
Disposals	(536)	(1,716)
Depreciation charge	(74,998)	(82,522)

At the end of the period	4,042,474	4,278,119

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

11.	INTANGIBLE ASSETS, NET

	Three-month period ended March 31,
	2012	2011
	(Unaudited)
At the beginning of the year	977,711	1,121,729

Currency translation differences	(115)	34,958
Additions	10,624	10,681
Amortization charge	(13,776)	(17,739)

At the end of the period	974,444	1,149,629

12.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights at		Value at
			March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Usinas Siderurgicas de Minas Gerais S.A.—USIMINAS	Brazil	Manufacturing and selling of steel products	22.71%	—	2,194,175	—
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V.	Mexico	Exploration, exploitation and pelletizing of iron ore	50.00%	50.00%	97,354	85,563
Lomond Holdings B.V.	Netherlands	Holding company	50.00%	50.00%	8,457	7,299

Finma S.A.I.F.	Argentina	Consulting and financial services company	33.33%	33.33%	1,348	1,429
Arhsa S.A.	Argentina	Consulting and financial services company	33.33%	33.33%	377	379
Techinst S.A.	Argentina	Consulting and financial services company	33.33%	33.33%	198	204

					2,301,909	94,874

Value of investment (in million USD)	USIMINAS
At January 1, 2012	—
Acquisition of participation	2,244
Share of results	(4)
Other comprehensive income	(46)

At March 31, 2012	2,194

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

13.	DISTRIBUTION OF DIVIDENDS

On February 22, 2012, the Board of Directors proposed a dividend distribution of USD 0.075 per share (USD 0.75 per ADS), or approximately USD 150.4 million in the aggregate, which is subject to shareholders’ approval at the Company’s annual general shareholders’ meeting to be held on May 2, 2012. If the annual dividend is approved at the annual general shareholders’ meeting, the payment date is expected to be on May 10, 2012.

14.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

This note should be read in conjunction with Note 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2011. Significant changes or events since the date of issue of such financial statements are as follows:

(i) Ternium Mexico. SAT – Income tax claim for fiscal year 2004

On January 26, 2012, the Mexican tax authorities notified Ternium Mexico and its subsidiary Acerus S.A. de C.V. of a tax assessment that challenges the value attributed by a predecessor of Acerus to a capital reduction made in 2004 (i.e., prior to the Company’s investment in Ternium Mexico’s predecessor Grupo Imsa in 2007) and assessed an income tax deficiency. The tax authorities assert that the capital reduction should have been valued at a price significantly higher than the value attributed at the time by the shareholder. The proposed assessment represents an estimated contingency of MXN 4,124 Million (approximately USD 321 million) at March 31, 2012, in taxes and penalties. On April 2, 2012, Ternium Mexico filed an appeal to this assessment before the Mexican tax authorities and reserved the right to further appeal to the tax courts. The Company believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

(ii) Siderar

Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 90.2 million and is due to terminate in 2018.

Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 111.3 million.

Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 813.8 million to be expended during the next 3 years.

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

14.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 57.8 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 117.0 million to satisfy the requirements through 2025 of a new separation facility to be constructed as part of Siderar’s expansion plan. As a result of the several global crisis that began in 2008 and the uncertainties surrounding the evolution of steel demand in the domestic and global markets, the parties engaged in discussions for the renegotiation of the contract. In February 2011, Siderar and Air Liquide Argentina reached agreement on the terms of the renegotiation; the obligations of the parties under the agreement related to the new separation facility were suspended through March 31, 2012, and Siderar agreed to purchase from Air Liquide Argentina certain equipment for an aggregate amount of approximately USD 22.0 million (as of March 31, 2012, Siderar paid advances in an amount of USD 12.9 million). As of March 31, 2012, Siderar and Air Liquide Argentina agreed on an extension of the decision to resume Siderar’s expansion plant to May 15, 2012 (prior to the agreement the due date was March 31, 2012). If Siderar were to resume its expansion plan on or prior to May 15, 2012, Air Liquide Argentina would be required to repurchase that equipment, and all of the parties’ obligations under the contract would be reinstated; otherwise, all rights and obligations relating to the new separation plant and the related supply of gases would terminate automatically on May 15, 2012, and Siderar would be required to pay to Air Liquide Argentina an aggregate amount currently estimated at USD 12.0 million.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2011, this reserve reached the above-mentioned threshold.

As of December 31, 2011, Ternium may pay dividends up to USD 6.1 billion in accordance with Luxembourg law and regulations.

Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2011
Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2011 (1)	6,153,015
Loss for the year	(20,029)

Total shareholders’ equity under Luxembourg GAAP	9,752,325

(1)	As a result of the repurchase of its own shares from Usiminas on February 15, 2011, the Company is required under applicable Luxembourg law to create a new non-distributable reserve in the amount of USD 150 million.

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

15.	NATIONALIZATION OF SIDOR

On March 31, 2008, Ternium S.A. (the “Company”) controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.

Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation. Subsequently, Decree Law 6058 of the President of Venezuela dated April 30, 2008, ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. On July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s Board of Directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.

On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million was scheduled to be paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche would be due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.

CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela except for the payment due on November 8, 2010. On December 18, 2010, Ternium reached an agreement with CVG, on the rescheduling of the unpaid balance, which amounted to USD 257.4 million. As provided in the refinancing agreement, CVG paid USD 7.0 million to Ternium in January 2011, and CVG is required to pay the remainder in five quarterly installments, beginning on February 15, 2011 and ending on February 15, 2012. As security for the payment of the outstanding balance, Ternium received, duly endorsed in its favor, promissory notes issued by Energía Argentina S.A. (“Enarsa”) and Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“Cammesa”) (both companies owned by the Argentine government) to PDVSA Petróleo S.A. (a company owned by the Venezuelan government). While the first three installments were paid, the final two installments were not paid when due, and, as of the date of these financial statements, a total principal amount of USD 130.3 million remains outstanding. Ternium is pursuing the payment of the outstanding amounts and has reserved all of its rights under contracts, investment treaties and Venezuelan and international law with respect to such amounts.

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

15.	NATIONALIZATION OF SIDOR (continued)

In the three-month period ended March 31, 2012 and 2011, the Company recorded gains in the amount of USD 2.1 million and USD 3.8 million, respectively. These gains are included in “Interest income – Sidor financial asset” in the Income Statement and represent the accretion income over the receivable held against CVG.

16.	REPURCHASE OF SHARES FROM USIMINAS CONCURRENTLY WITH SECONDARY PUBLIC OFFERING

On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its 14.3% shareholder Usiminas and Techint Holdings S.à.r.l. (“Techint”). The transaction and registration rights agreement provided, among other things, for a SEC-registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.

On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares. Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD 150 million and USD 100 million, respectively. In connection with the sale of Ternium’s shares by Usiminas, Ternium collected a USD 10.2 million fee, included in “Other operating income (expenses), net” and was reimbursed of all expenses relating to the offering and concurrent purchase.

Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds directly 11.46% of the Company’s share capital (both including treasury shares) and Usiminas no longer owns any Ternium shares. In addition, the two members of Ternium’s Board of Directors nominated by Usiminas resigned from the Ternium Board.

Related to the dividends distributed on June 9, 2011, and as these treasury shares are held by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 3.1 million were included in equity as less dividend paid.

17.	RELATED PARTY TRANSACTIONS

As of March 31, 2012, Techint owned 62.02% of the Company’s share capital and Tenaris held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2012

and for the three-month periods ended March 31, 2012 and 2011

17.	RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Three-month period ended March 31,
	2012	2011
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	117	—
Sales of goods to other related parties	50,405	15,043
Sales of services and others to non-consolidated parties	38	15
Sales of services and others to other related parties	202	227

	50,762	15,285

(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	34,886	24,494
Purchases of goods from other related parties	21,512	14,192
Purchases of services and others from non-consolidated parties	11,035	10,076
Purchases of services and others from other related parties	40,507	27,033

	107,940	75,795

(c) Financial results
Income with non-consolidated parties	—	36
Expenses with non-consolidated parties	(218)	—

	(218)	36

	March 31, 2012	December 31, 2011
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	252	16,124
Receivables from other related parties	18,743	30,723
Advances to suppliers with other related parties	2,282	1,245
Payables to non-consolidated parties	(18,896)	(24,042)
Payables to other related parties	(50,863)	(50,265)
Borrowings to non-consolidated parties	(9,008)	(12,182)

	(57,490)	(38,397)

Pablo Brizzio

Chief Financial Officer